Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed the entire S-1 filing statement for Daniels Corporate Advisory, Inc.

We have also analyzed the analytical sections and their conclusions as derived from the Audited Financial Statements we prepared. We are in agreement as to their correctness as presented in this document. We hereby consent to the use in the Registration Statement No. 333-169128 (Form S-1) pertaining to the registration of 4,901,069 shares of common stock of Daniels Corporate Advisory, Inc. of our Audit Report dated January 28, 2013 with respect to the financial statement of Daniels Corporate Advisory, Inc. for the years ended November 30, 2012 and 2011. We also consent to the reference to us as “Experts” in the above referenced Registration Statement.

/s/ John Scrudato CPA
Califon New Jersey
March 8, 2013